FOR IMMEDIATE RELEASE	December 28, 2022

Micromem Update

Toronto, Ontario and New York, New York, December 28, 2022 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company"). The Company has had a busy year in its ongoing operations. The COVID-19 pandemic delayed much of Micromem's plans and progress with its partners during 2022. As the COVID-19 situation abated during the second half of the year, the Company has interacted with its partners to move its joint initiatives and projects forward as quickly as possible.

Micromem hired inhouse engineering resources to review and expand its technology and worldwide data base; the team was particularly effective in preparing an engineering study for Micromem's submissions to Romgaz, Transelectrica (the state-controlled electricity transmission system operator in Romania) and the University of Ploiesti. The opportunity has evolved into a strategy to deliver both hardware and software analytics solutions not limited to, but to both Romgaz and Transelectrica.

The Company's engineering team submitted an engineering report to representatives of Transelectrica as part of its review of the current state of their hardware together with commentary on requirements to update the hardware and to create analytics that would provide real time data. In November 2022, the Company supplied its rollout plan to representatives of Transelectrica, including the timetable and the periodic milestones, this plan is to form part of the Joint Venture. The opportunity derived from this additional work is the analytics development that will provide Micromem with recurring revenue which would be in addition to the initial hardware sales.

Micromem's engineering team has also reviewed and assessed the Company's existing patents and historical product development initiatives - in particular, the RT/Lube Analyzer, the Power Line Monitoring technology, and Transformer Partial Discharge technology.  It is expected that these base technologies, which would be suitably updated, upgraded, and customized, will be introduced to Micromem's existing partners and to new clients. This information will form part of a separate press release.

A Chevron specific update will be provided as a separate press release.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued 467,607,678

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com